UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                     )*
LOOPNET, INC.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
543524300

(CUSIP Number)
CoStar Group, Inc.
1331 L Street, NW
Washington, DC 20005
Attention: General Counsel
(202) 346-6500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 27, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Schedule 13D	Page 2 of 8

CUSIP No.	543524300

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. CoStar Group, Inc. 52-2091509

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,890,313*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,890,313*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.3%

14	TYPE OF REPORTING PERSON

CO
*Beneficial ownership of 12,890,313 shares of the Issuer’s Common Stock (consisting of 5,449,837 shares of Common Stock and 50,000 shares of Series A Convertible Preferred Stock of the Issuer convertible into 7,440,476 shares of Common Stock) referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the voting and support agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the Issuer’s Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person

Schedule 13D	Page 3 of 8
Item 1. Security and Issuer
     This statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of LoopNet, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 185 Berry Street, Suite 4000, San Francisco, CA 94107.
Item 2. Identity and Background
     This statement is being filed by CoStar Group, Inc., a Delaware corporation (the “Reporting Person”). The address of the principal office of the Reporting Person is 1331 L Street, NW, Washington, DC 20005. Information as to each of the executive officers and directors of the Reporting Person is set forth on Schedule I hereto.
     The Reporting Person is the number one provider of information and analytic services to the commercial real estate industry in the United States (U.S) and United Kingdom U.K.) based on the fact that the Reporting Person offers the most comprehensive commercial real estate database available, has the largest research department in the industry, provides more information and analytic services than any of its competitors and believes that it generates more revenues than any of its competitors.
     During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the other persons identified in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     As more fully described in Item 4 hereof, the holders of the Issuer’s Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Convertible Preferred Stock”), along with certain executive officers of the Issuer and the members of the Issuer’s board of directors (collectively, the “Stockholders”), who are the record and beneficial owners of an aggregate of 5,449,837 shares of Common Stock and 50,000 shares of Series A Convertible Preferred Stock (which 50,000 shares are convertible into 7,440,476 shares of Common Stock) (all such shares, collectively, the “Subject Shares”), entered into a Voting Agreement (as defined in Item 4) with the Reporting Person and the Issuer. The Subject Shares have not been purchased by the Reporting Person, and thus no funds were used for such purpose. The Reporting Person did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement. A list of the Stockholders party to the Voting Agreement is set forth on Schedule II hereto.
     The Stockholders entered into the Voting Agreement to induce the Reporting Person to enter into the Merger Agreement described in Item 4.

Schedule 13D	Page 4 of 8
Item 4. Purpose of Transaction
     Merger Agreement
     On April 27, 2011, the Reporting Person, the Issuer and Lonestar Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Reporting Person (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of the Reporting Person.
     As a result of the Merger, each outstanding share of Common Stock, other than shares owned by the Reporting Person, Merger Sub or the Issuer (which will be cancelled and retired) and other than those shares with respect to which appraisal rights are properly exercised and not withdrawn, will be converted into a unit consisting of (i) $16.50 in cash, without interest and (ii) 0.03702 shares of the Reporting Person’s common stock. Each outstanding share of the Issuer’s Series A Convertible Preferred Stock will be converted into the right to receive the foregoing consideration on an as-converted basis.
     Consummation of the Merger is subject to certain conditions, including, among others, (i) the adoption of the Merger Agreement by the Issuer’s stockholders, (ii) the absence of any law or order prohibiting the closing, (iii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and (iv) declaration of effectiveness of the Registration Statement on Form S-4 to be filed by the Reporting Person.
     Voting Agreement
     As a condition and inducement to the Reporting Person entering into the Merger Agreement, the Stockholders entered into a Voting and Support Agreement, dated as of April 27, 2011, with the Reporting Person and the Issuer (the “Voting Agreement”) with respect to (i) the Subject Shares, and (ii) any other voting securities of the Issuer that the Stockholders acquire record and/or beneficial ownership of after the date of the Voting Agreement, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise, conversion or settlement of any securities, including Common Stock issued upon conversion of the Series A Convertible Preferred Stock or upon exercise or settlement of stock options and restricted stock units granted pursuant to any Issuer equity plan (collectively, the “Covered Shares”).
     Subject to the terms and conditions of the Voting Agreement, each Stockholder has agreed that, during the term of the Voting Agreement, it shall at any meeting of the stockholders of the Issuer, however called and in connection with any written consent of the stockholders of the Issuer (a) appear at such meeting or otherwise cause such Stockholder’s Covered Shares to be counted as present thereat for the purpose of calculating a quorum, and (b) vote, or cause to be voted at such meeting, all of such Stockholder’s Covered Shares (I) in favor of the adoption of the Merger Agreement and in favor of any related proposal in furtherance thereof, (II) against any action or agreement that would reasonably be expected to result in a breach of any covenant,

Schedule 13D	Page 5 of 8
representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement or of such Stockholder contained in the Voting Agreement, and (III) against any Acquisition Proposal (as defined below) and against any other action, agreement or transaction that would reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect, or be inconsistent with, the Merger or the other transactions contemplated by the Merger Agreement or the Voting Agreement or the performance by the Issuer of its obligations under the Merger Agreement or by such Stockholder of its obligations under the Voting Agreement.
     In addition, each Stockholder irrevocably granted the Reporting Person, and any designee of the Reporting Person, its irrevocable proxy to vote, express consent or dissent, or otherwise exercise the voting power of such Stockholder’s Covered Shares as indicated above.
     Each Stockholder also agreed not to, directly or indirectly, (i) grant any proxies or powers of attorney or other authorization or consent in or with respect to, or enter into any voting trust or other agreement or arrangement with respect to, the voting of any Covered Shares, (ii) sell (constructively or otherwise), assign, transfer, encumber or otherwise dispose of (including, without limitation, by merger, by tendering into any tender or exchange offer, or otherwise), or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Covered Shares or beneficial ownership thereof or therein, or (iii) take any action that would restrict or otherwise affect the Stockholder’s legal power, authority and right to comply with and perform its covenants and obligations under the Voting Agreement, except in each case for certain exceptions provided in the Voting Agreement.
     In their capacity as stockholders of the Issuer, each Stockholder also agreed not to, and not to authorize its representatives or affiliates to: (a) initiate, solicit, induce, explore, or knowingly take any action to facilitate or encourage the submission or announcement of any Acquisition Proposal, or any inquiries, proposals or offers that may reasonably be expected to lead to an Acquisition Proposal, (b) enter into or participate in any discussions or negotiations with, furnish any information relating to the Issuer or any of its subsidiaries or afford access to any information or data relating to the Issuer or any of its subsidiaries or otherwise cooperate in any way with, assist or facilitate any third party that is seeking to make, or has made, an Acquisition Proposal, (c) enter into any agreement with respect to an Acquisition Proposal, (d) solicit proxies or become a “participant” in a “solicitation” with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would reasonably be expected to compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (e) initiate a shareholders’ vote or action by consent of the Issuer’s shareholders with respect to an Acquisition Proposal, or (f) become a member of a “group” with respect to any voting securities of the Issuer that takes any action in support of an Acquisition Proposal.
     An “Acquisition Proposal” generally means, other than the transactions contemplated by the Merger Agreement, any third party offer, proposal, indication of interest or inquiry contemplating or otherwise relating to any transaction or series of transactions involving (i) any acquisition, lease, license or purchase, direct or indirect, of 20% or more of the consolidated

Schedule 13D	Page 6 of 8
assets of the Issuer and its subsidiaries or 20% or more of any class of equity or voting securities of the Issuer or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Issuer, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any third party owning, directly or indirectly, 20% or more of any class of equity or voting securities of the Issuer (or any surviving or successor entity thereto) or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Issuer or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Issuer or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Issuer and its subsidiaries.
     The Voting Agreement will terminate upon the earlier to occur of (i) the effective time of the Merger and (ii) the date of termination of the Merger Agreement in accordance with its terms. Each Stockholder shall also have the right to terminate the Voting Agreement by written notice (within five Business Days of the public announcement of the amendment giving rise to the right to terminate) to the Reporting Person if the terms of the Merger Agreement are amended, modified or waived without the written consent of such Stockholder to change the form or amount of the consideration payable with respect to the Subject Shares pursuant to the Merger Agreement in a manner adverse to such Stockholder.
     The foregoing summaries of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements listed as Exhibits 1 and 2, respectively.
     Other than as described above, the Reporting Person does not currently have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).
Item 5. Interest in Securities of the Issuer
     The information set forth in Items 2, 3 and 4 is hereby incorporated herein by reference.
     (a) and (b) Immediately prior to the execution of the Voting Agreement, the Reporting Person did not beneficially own any shares of Common Stock. However, upon execution of the Voting Agreement as of April 27, 2011, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Person may be deemed to have shared voting power with respect to (and therefore beneficially own) 12,890,313 shares of Common Stock, representing approximately 32.3% of the Common Stock outstanding, on an as-converted basis, as of April 27, 2011. Accordingly, the percentage of the outstanding Common Stock that may be deemed to be beneficially owned by the Reporting Person is approximately 32.3%.
     Except as set forth above, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the individuals named in Schedule I hereto, has power to vote or to direct the vote or to dispose or direct the disposition of any shares of Common Stock.

Schedule 13D	Page 7 of 8
     The Reporting Person disclaims beneficial ownership of any Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
     (c) Except as set forth in this Item 5, to the best knowledge of the Reporting Person, neither the Reporting Person nor any person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.
     (d) Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, neither the Reporting Person nor any person listed in Schedule I hereof has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Item 5.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and the individuals named in Schedule I and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits

Exhibit	Description

1
Agreement and Plan of Merger, dated as of April 27, 2011, by and among CoStar Group, Inc., Lonestar Acquisition Sub, Inc. and LoopNet, Inc. (incorporated herein by reference to Exhibit 2.1 to CoStar Group, Inc.’s Current Report on Form 8-K dated April 28, 2011)

2
Voting and Support Agreement, dated as of April 27, 2011, by and among the CoStar Group, Inc., LoopNet, Inc., the holders of Series A convertible preferred stock of LoopNet, Inc., certain executive officers and directors of LoopNet, Inc., (incorporated herein by reference to Exhibit 10.1 to CoStar Group Inc.’s Current Report on Form 8-K dated April 28, 2011)

Schedule 13D	Page 8 of 8
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 6, 2011

Signature:	COSTAR GROUP, INC.

	By:	/s/ Brian J. Radecki Brian J. Radecki
Chief Financial Officer

SCHEDULE I
CoStar Group, Inc.
Directors and Executive Officers
     Except as indicated below, each person’s business address is c/o CoStar Group, Inc., 1331 L Street, NW, Washington, DC 20005, and each such person is a United States citizen.

Name	Present Principal Occupation
Directors

Michael R. Klein	Chairman of the Board; Chairman, The Sunlight Foundation

Andrew C. Florance	Chief Executive Officer and President

David Bonderman	Founding Partner, TPG Capital, L.P.

Michael J. Glosserman	Managing Member, the JBG Companies

Warren H. Haber	Chairman of the board & CEO, Founders Equity Inc.; Managing General Partner of FEF Management Services, LLC

Christopher J. Nassetta	CEO & President, Hilton Worldwide

Josiah O. Low, III	Senior Advisor to Catterton Partners L.P., Director, Rosetta Resources, Inc.

Executive Officers (Who Are Not Directors)

Brian J. Radecki	Chief Financial Officer

John Stanfill	Senior Vice President of Sales and Customer Service

Jennifer L. Kitchen	Senior Vice President of Research

Paul Marples	Managing Director, CoStar UK Limited. Mr. Marples is a citizen of the United Kingdom

SCHEDULE II
Stockholders
•	Calera Capital Partners IV, L.P.

•	Calera Capital Partners IV Side-By-Side, L.P.

•	Trinity Ventures IX, L.P.

•	Trinity IX Side-By-Side Fund, L.P.

•	Trinity IX Entrepreneurs Fund, L.P.

•	Saints Rustic Canyon, L.P.

•	Rustic Canyon Ventures III, L.P.

•	The Board of Trustees of The Leland Stanford Junior University (SBST)

•	Richard J. Boyle, Jr.

•	Thomas P. Byrne

•	Brent Stumme

•	Jason Greenman

•	Wayne Warthen

•	William Byrnes

•	Dennis Chookaszian

•	James T. Farrell

•	Noel Fenton

•	Scott Ingraham

•	Thomas E. Unterman

INDEX TO EXHIBITS

Exhibit
Number	Description of Exhibits
1
Agreement and Plan of Merger, dated as of April 27, 2011, by and among CoStar Group, Inc., Lonestar Acquisition Sub, Inc. and LoopNet, Inc. (incorporated herein by reference to Exhibit 2.1 to CoStar Group, Inc.’s Current Report on Form 8-K dated April 28, 2011)

2
Voting and Support Agreement, dated as of April 27, 2011, by and among the CoStar Group, Inc., LoopNet, Inc., the holders of Series A convertible preferred stock of LoopNet, Inc., certain executive officers and directors of LoopNet, Inc., (incorporated herein by reference to Exhibit 10.1 to CoStar Group Inc.’s Current Report on Form 8-K dated April 28, 2011)